UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 6) Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Larisa Cohen, Adv. Discount Investment Corporation Ltd. ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Koor Industries Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
78,477,620 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
75,065,120 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
78,477,620 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒

13	Percent of Class Represented by Amount in Row (11)
48.21% (*)

14	Type of Reporting Person (See Instructions)
CO

(*)
Includes (i) 75,065,120 Ordinary Shares held by Koor Industries Ltd. ("Koor"), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 3,412,500 Ordinary Shares, representing approximately 2.10% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor (shares described in clauses (i) and (ii) collectively, the "Koor Shareholdings"); (iii) 8,138,736 Ordinary Shares, representing 5% of the outstanding Ordinary Shares held by Wior Communications Ltd. and Blejer Communications Ltd. (through a lending transaction two private Israeli companies, fully owned by Messrs. Mauricio Wior and Mario Blejer, respectively (the "Israeli Shareholders"). For further information on the lending transaction, see Item 6.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the Koor Shareholdings in connection with which Koor holds voting rights.

(***)
Does not include 101,057 Ordinary Shares held by mutual funds, which are managed for the accounts of third-party clients by a subsidiary of Epsilon Investment House Ltd., which is a direct subsidiary of the reporting person (“Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.

Page 2 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Discount Investment Corporation Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
78,477,620 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
75,065,120 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
78,477,620 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
48.21%

14	Type of Reporting Person (See Instructions)
CO

(*)	Consists of the Koor Shareholdings and the shares held by the Israeli Shareholdings (collectively, the "DIC Shareholdings").

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 3 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Eduardo Sergio Elsztain

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
78,477,620 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
75,065,120 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
78,477,620 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
48.21%

14	Type of Reporting Person (See Instructions)
IN

(*)	Consists of the DIC Shareholdings.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 4 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Wior Communications Ltd. (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
8,138,736 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
8,138,736 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,138,736 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mauricio Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly owned company, Blejer Communications Ltd. See Item 6. for more information

Page 5 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mauricio Wior (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
8,138,736 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
8,138,736 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,138,736 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Wior Communications Ltd., an Israeli company wholly owned by Mr. Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly owned company, Blejer Communications Ltd. See Item 6 for more information.

Page 6 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Blejer Communications (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
8,138,736 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
8,138,736 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,138,736 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mario Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly owned company, Wior Communications Ltd. See Item 6 for more information.

Page 7 of 16 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mario Blejer(*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
8,138,736 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
8,138,736 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,138,736 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Blejer Communications Ltd., an Israeli company wholly owned by Mr. Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly owned company, Wior Communications Ltd. See Item 6 for more information.

Page 8 of 16 pages

This Amendment No. 6 on Schedule 13D/A (the "Amendment") amends and supplements to the extent specified herein the Statement on Schedule 13D with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Cellcom Israel Ltd. (the "Issuer"), initially filed with the Securities and Exchange Commission on May 20, 2014 (as amended, the “Statement”). Capitalized terms used herein without being defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

(a), (b) and (c): The Reporting Persons.

As of this date, Mr. Eduardo Sergio Elsztain ("Elsztain") holds (directly and indirectly, through entities in his control) approximately 84.13% of the share capital of Discount Investment Corporation Ltd. ("DIC") (and approximately 82.66% of DIC's share capital on a fully diluted basis).

The following changes were made to the holdings of the Reporting Persons since the submission of Amendment No. 5 to Schedule 13D on December 18, 2019 ("The Post Amendment 5 Transactions"):

A.
On June 30, 2020, DIC exercised 3,809,559 options (Series 3) of the Issuer to 3,809,559 Shares of the Issuer at an exercise price of NIS 8.64 per Ordinary Shares (which represents 2.46% of the Issuer's issued and outstanding share capital).

B.
On September 30, 2020, DIC exercised 3,478,293 options (Series 4) of the Issuer to 3,478,293 Shares of the Issuer at an exercise price of NIS 9.60 per Ordinary Shares (which represents 2.14% of the Issuer's issued and outstanding share capital).

C.
On September 25, 2020 and on October 14, 2020, judgments were entered by the Tel Aviv-Yafo District Court, for the appointment of two receivers over DIC's shares held by Mr. Elsztain through Dolphin Netherlands B.V. ("Dolphin Netherlands") (indirectly) (constituting approx. 70% of DIC's share capital). According to the judgment of September 25, 2020, since the pledged assets include control shares in DIC, which controls the issuer, appointment of the receiver, was also subject to the approval of the Ministry of Communications, which was granted on October 15, 2020. In addition, and in accordance with the Court's resolution dated October 12, 2020, a temporary receiver was appointed to shares of DIC held (indirectly) by Dolphin Netherlands, constituting approximately 12% of its share capital.

D.
With respect to Koor's securities lending transaction with the Israeli Shareholders, on January 1, 2020, February 17, 2020, June 2, 2020, July 14, 2020 and October 15, 2020, Koor transferred a total of additional 798,898 Ordinary shares of the Issuer to the Israeli Shareholders (which represents 0.49% of the Issuer's issued and outstanding share capital). For details regarding the lending transaction between Koor and the Israeli Shareholders, see Item 6.

The following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)          Koor an Israeli private corporation, with its business and principal office at the ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel, holds directly 67,316,756 Ordinary Shares. Koor is a wholly owned subsidiary of DIC.

(2)          DIC, an Israeli public corporation, with its business and principal office at the ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel owns, as of the date hereof, 100% of the outstanding shares of Koor. DIC organizes, acquires interests in, finances and participates in the management of companies.

Page 9 of 16 pages

(3)        Mr. Elsztain's address is 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina. His present principal occupations are Chairman of DIC, Property and Building Corporation Ltd and Elron Electronic Industry Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.

As DIC has been informed, as of September 30, 2020:

Dolphin Netherlands is a company incorporated in the Netherlands, held by (a) Dolphin Investments (Gibraltar) Ltd., a company that was incorporated in Gibraltar, which is wholly owned by Dolphin Fund Limited ("Dolphin Fund") and holds 100% of the voting rights of Dolphin Netherlands; (b) Tyrus S.A., which holds 100% of the capital rights of Dolphin Netherlands. Dolphin Fund is controlled by Mr. Eduardo Elsztain (indirectly), through the holding of 85% in the share capital of Consultores Assets Management S.A. ("CAM"). The balance of CAM's share capital (15%) is held by Mr. Saul Zang, who holds office as a Director in DIC.

CAM is a company incorporated in Argentina which wholly owns Consultores Venture Capital Uruguay S.A ("CVCU"), a company incorporated in Uruguay.

CVCU holds the entire voting rights in the Dolphin Fund (through its holding of 100% of the management shares in the Dolphin Fund) and it also operates as the Dolphin Fund's investment manager. The Dolphin Fund's share capital is comprised of two types of shares: management shares, which afford entitlement to voting rights, and participation shares, which do not afford entitlement to voting rights, but which hold the right to the receipt of a dividend and pro-rata entitlement to the surplus assets on dissolution (after the payment of the nominal amount that was paid for the management shares and the participation shares). The participation shares in the Dolphin Fund are held by Tyrus S.A. and by Ritelco S.A. (together, approximately 97.25%), both of which are companies incorporated in Uruguay and are wholly owned by the company IRSA Inversionesy Representaciones Sociedad Anonima ("IRSA").

IRSA is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the New York Stock Exchange (GDS). IRSA is controlled (directly and indirectly) by Cresud Sociedad Anonima Comercial, Inmobiliaria Financiera y Agropecuaria ("Cresud"), which has a holding of approximately 62.06% in it. Cresud is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the NASDAQ Stock Exchange (ADR).

Inversiones Financieras del Sur S.A. ("IFISA") has a 14.73% holding in Cresud. IFISA is a private company that is registered in Uruguay and is wholly owned by IFIS Limited ("IFIS"). In addition, IFIS holds 1.73% of the voting rights in Cresud until February 18, 2021 or until the sale of the shares to a third party. IFIS has a right of first refusal to sell the said percentage of Crasud shares. In addition, as DIC has been informed, Agroinvestment S.A., a company incorporated in the Republic of Uruguay, which is held 100% by Mr. Elstein ("Agroinvestment"), holds 20.55% of the issued share capital of Cresud.

IFIS is a private investments company, which is registered in Bermuda, which is controlled, indirectly, by Mr. Eduardo Elsztain, who has a holding of approximately 74.49% of the voting rights in it, by virtue of his holdings in the share capital of IFIS (approximately 39.05% through CVCU and Consultores Venture Capital Ltd., a company that was incorporated in the Cayman Islands and which is wholly owned by CVCU and 29.60% through Agroinvestment), and by virtue of an irrevocable power of attorney that were given to Mr. Elsztain with respect to the additional voting rights in IFIS (Mr. Saul Zang, serving as a director in the Company is amongst those granting the power of attorney and indirectly holds approximately 3.72% in IFIS, and the companies through which Mr. Elsztain holds in IFIS as described above).

In addition to the holdings that are described above, Mr. Elsztain and the companies that are controlled by him hold additional shares in IRSA and in Cresud, such that Mr. Elsztain's overall holdings, directly and indirectly, stands at approximately 35.30% in Cresud (and approximately 37.03% of the voting rights as described above) and at approximately 63.09% in IRSA. Mr. Elsztain is the largest shareholder, directly and indirectly, in Cresud. It should be noted that Mr. Alejandro Elsztain, a director in DIC holds directlry and indirectly) approximately 0.39% of IRSA's share capital, and approximately 2% of Cresud's share capital and approximately 5.73% of IFIS' share capital, and Mrs. Diana Elsztain Dan, a director in DIC, holds approximately 0.02% of IFIS's share capital. It should further be noted, that Messrs. Eduardo Elsztain Diana Elsztain Dan and Alejandro Elsztain are siblings.

Page 10 of 16 pages

Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC and Koor.

(4)         Mr. Mauricio Wior's address is ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320. His present principal occupation is a director in public and private companies. Wior Communications Ltd., an Israeli company ("Wior Communications"), has a business and principal office at ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel. Wior Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Wior owns 100% of the shares, and is the sole director, of Wior Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described in Item 6), the Ordinary Shares owned beneficially by Wior Communications.

(5)         Mr. Mario Blejer's address is ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320. His present principal occupation is a director in public and private companies. Blejer Communications Ltd., an Israeli company ("Blejer Communications "), has a business and principal office at ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel. Blejer Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Blejer owns 100% of the shares, and is the sole director, of Blejer Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described in Item 6 below), the Ordinary Shares owned beneficially by Blejer Communications.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC, (iii) Wior Communications and (iv) Blejer Communications are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

(d)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Elsztain is a citizen of Argentina.
(g)          Mr. Wior is a citizen of Israel and Argentina.
(h)          Mr. Blejer is a citizen of Israel and Argentina.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

See Item 2 above for a description of the Post Amendment 5 Transactions.

The Additional Koor Shares and the Koor Options were made from DIC's and/or Koor's working capital. The Ordinary Shares acquired by the Israeli Shareholders were acquired pursuant to the Koor Lending Transaction described in Item 6.

Page 11 of 16 pages

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

See Item 2 above for a description of the Post Amendment 4 Transactions.

Koor is the controlling shareholder of the Issuer. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional shares of Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons, subject to approvals from the relevant corporate bodies of DIC and/or Koor. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of this date:

Koor is the direct owner of 66,926,384 Ordinary Shares, constituting approximately 41.12% of the Ordinary Shares then outstanding. DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 66,926,384 Ordinary Shares held by Koor. In addition, 3,412,500 Ordinary Shares, representing approximately 2.10% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor. DIC may be deemed to share the power to vote and the other rights of Koor with respect to such 3,412,500 Ordinary Shares. In addition, DIC and Koor may be deemed beneficial owner of, and to share the power to vote, of the 8,138,736 Ordinary Shares, representing 5% of the outstanding Ordinary shares, held by the Israeli Shareholders due to a lending agreement with Koor.  See Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Each of Wior Communications and Blejer Communications is the direct owner of 4,069,368 Ordinary Shares, constituting 2.5% of the Ordinary Shares then outstanding, and each of Wior Communications (and  its sole shareholder, Mauricio Wior) and Blejer Communications (and its sole shareholder, Mario Blejer) may be deemed beneficial owner of, and to share the power to vote, the 4,069,368 Ordinary Shares held by the other by virtue of the voting agreement which is part of the agreement described in Item 6.

Each of Mr. Elsztain and DIC may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 78,477,620 Ordinary Shares held by DIC and Koor (which includes 8,138,736 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding, held by the Israeli Shareholders by virtue of the agreement between Koor and the Israeli Shareholders described in Item 6), constituting in the aggregate approximately 48.21% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of Koor with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 2.10% of the Ordinary Shares then outstanding. Each of the Israeli Shareholders, Wior Communications and Blejer Communications may be deemed beneficial owner of, and to share the power to vote, an aggregate of 8,138,736 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding.  This Statement shall not be construed as an admission by DIC and Mr. Elsztain that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

The Issuer advised the Reporting Persons that as of September 30, 2020 there were 162,774,691 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth in this Schedule 13D/A are based on this number, except that for Koor, DIC and Elsztain, the percentages of Shares outstanding set forth in this Schedule 13D/A are based on 162,774,691 Ordinary Shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Page 12 of 16 pages

Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC and Koor owned as of September 30, 2020, or purchased or sold from July 30, 2020 through September 30, 2020, any Ordinary Shares (except for Mr. Mario Blejer and Mr. Mauricio Wior, who are a reporting persons and also serves as a directors in DIC).

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Schedules A, B, C, D and E
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC (iii) Wior Communications Ltd. and (iv) Blejer Communications Ltd. (other than Schedule C, the Schedules are incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 1
Authorization Letter dated April 30, 2018 between Koor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Koor (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 2
Authorization Letter dated May 14, 2014 between Eduardo Elsztain and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Eduardo Elsztain (incorporated by reference to the Schedule 13D filed on May 20, 2014).

Exhibit 3
Authorization Letter dated April 30, 2018 between Mauricio Wior and Wior Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mauricio Wior and Wior Communication Ltd. (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 4
Authorization Letter dated April 30, 2018 between Mario Blejer and Blejer Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mario Blejer and Blejer Communications Ltd. (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Page 13 of 16 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: October 20, 2020

KOOR INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
EDUARDO SERGIO ELSZTAIN

BY: DISCOUNT INVESTMENT CORPORATION LTD.
BY: /s/ Aaron Kaufman /s/ Haim Tabouch

Aaron Kaufman and Haim Tabouch, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of, Koor Industries Ltd. and Eduardo Sergio Elsztain, pursuant to agreements annexed to the Statement filed on May 20, 2014 as Exhibits 1 and 3 thereto.

/s/ Mauricio Wior
MAURICIO WIOR

WIOR COMMUNICATIONS LTD.

/s/ Mauricio Wior
Name: Mauricio Wior
Title: Director

/s/ Mario Blejer
MARIO BLEJER

BLEJER COMMUNICATIONS LTD.

/s/ Mario Blejer
Name: Mario Blejer
Title: Director

Page 14 of 16 pages

Schedule C
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of September 30, 2020)
Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Board of Directors of DIC, and Elron Electronic Industry Ltd; CEO in Property and Building Corporation Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.; Businessman and director of companies.

Alejandro Gustavo Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Director
Chairman of Bayside Land Corporation Ltd., Mehadrin Ltd. and Fibesa S.A.Vice-Chairman of Property and Building Corp. Ltd., Empredimiento Recoleta S.A., IRSA Inversiones y Representaciones Sociedad Anónima and IRSA Propiedades Comerciales S.A.and Nuevas Frontertas S.A., CEO of Cresud S.A.C.I.F. y A and director of companies.

Saul Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director
Chairman of Property and Building Corporation Ltd. Vice-Chairman of Elron Electronic Industry Ltd., IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.; founder of Zang, Bergel & Vines Law firm and director of companies

Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Director	Business consultant; Director of companies.
Meir Jacobson 11 a Nitzanim St., Ramat Gan	External Director	Director of companies.

Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Chairman of Generation Capital Ltd. and Generation Management Ltd., director of companies.
Isaac Idan* 18 Levi Eshkol St., Tel Aviv Israel	Director	Founder and Partner of Clear Structure.

Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Sholem Lapidot	Chairman of Shufersal Ltd, Vice Chairman of Cellcom Israel Ltd. and Director of companies.
Doron Cohen ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	CEO	CEO of DIC, Chairman of the board of Cellcom Israel Ltd, Chairman of the board and founding partner at Credito. Director of companies.
Aaron Kaufman ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP & General Counsel	VP & General Counsel of DIC.
Haim Tabouch ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP Accounting	VP Accounting of DIC.
Larisa Cohen ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP and Corporate Secretary	VP and Corporate Secretary of DIC.

Page 15 of 16 pages

Yair Noiman ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP Finance	VP Finance of DIC
Gerardo Ariel Tyszberowicz ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP Business Development	VP Business Development of DIC
Amir Harosh ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	Chief Comptroller	Chief Comptroller of DIC
Ori Jano ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	Comptroller	Comptroller of DIC
* Appointed on October 1, 2020.

Page 16 of 16 pages